UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JUL 16 2002


02048924

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from N/A to N/A

COMMISSION FILE NUMBER 1-12149

CF AIRFREIGHT SAVINGS PLAN

Consolidated Freightways Corporation
Incorporated in the State of Delaware
I.R.S. Employer Identification No. 77-0425334
16400 SE CF Way Vancouver, WA 98683
Telephone Number: (360) 448-4000

Financial Statements and Exhibits

Item 4: Plan Financial Statements and Schedule prepared in accordance with the financial reporting requirements of ERISA.

CF AirFreight Savings Plan statement of net assets available for benefits as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, together with reports of Independent Auditors.

The report of Arthur Andersen LLP (Andersen) covering the 2000 financial statements is a copy of a report previously issued by Andersen on June 26, 2001. We have not been able to obtain a re-issue from Andersen. Andersen has not consented in this Annual Report on Form 11-K to the incorporation by reference of its report into registration statements (No. 333-16851, 333-16835, 333-25167, 333-95859, 333-85775, 333-95861, 333-42456, 333-87892, 333-86716 and 333-86718). Because Andersen has not consented in this filing to the incorporation by reference of its reports in the aforementioned registration statements, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.

Exhibits: Consent of Independent Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Consolidated Freightways Corporation Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CF AirFreight Savings Plan



July 15, 2002

Stephen D. Richards
Senior Vice President and General Counsel

CF AIRFREIGHT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Reports Thereon)

CF AIRFREIGHT SAVINGS PLAN

December 31, 2001 and 2000

Index to Financial Statements and Schedule



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Compensation Committee
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statement of net assets available for plan benefits of the CF AirFreight Savings Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets Held at End of Year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
June 24, 2002





ARTHUR ANDERSEN

Report of Independent Public Accountants

To the Compensation Committee of the
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statement of net assets available for plan benefits of the CF AirFreight Savings Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the period from inception (August 1, 2000) to December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000, and the changes in net assets available for plan benefits for the period from inception (August 1, 2000) to December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Portland, Oregon
June 26, 2001

This report is a copy of a previously issued report by Arthur Andersen LLP and has not been reissued.

CF AIRFREIGHT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

		2001		2000
Assets:				
Investments, at fair value:				
Shares in registered investment companies	$	608,640	$	241,343
Common and collective trust funds		334,266		143,234
Corporate stock		11,538		1,023
Total investments		954,444		385,600
Contributions receivable:				
Participants		12,760		5,196
Employer		32,285		9,407
Total contributions receivable		45,045		14,603
Net assets available for plan benefits	$	999,489	$	400,203

See accompanying notes to financial statements.

CF AIRFREIGHT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2001

Additions:		
Participant contributions	$	328,648
Employer contributions		110,684
Rollover contributions		239,706
Transfers in from other plans		192,708
Dividend and interest income		2,882
Total additions		874,628
Deductions:		
Distributions to participants		(179,282)
Net depreciation in fair value of investments		(96,060)
Total deductions		(275,342)
Net increase		599,286
Net assets available for plan benefits:		
Beginning of year		400,203
End of year	$	999,489

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the CF AirFreight (CFAF) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or Plan document for more complete information.

(a) General

Consolidated Freightways Corporation (the Company or CFC) established the Plan, effective August 1, 2000, for the purpose of providing retirement benefits for the employees of CFAF. CFAF acquired substantially all of the assets and employees of FirstAir, Inc. (FirstAir), effective June 2, 2000. In connection with the purchase, FirstAir employees' account balances under its existing plan were transferred to the Plan. The Plan is a profit-sharing plan offering the employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The related trust is intended to comply with Section 501 of the Code.

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a leased employee, and is not a nonresident alien. Employees of subsidiaries with substantially all operations outside of the United States, unless the Company makes contributions under the Federal Insurance Contributions Act on behalf of the employees and they do not accrue benefits under a Company funded pension plan other than the Consolidated Freightways Corporation Pension Plan, are not eligible. Certain supplemental employees are eligible after competing 1,000 hours of service during a twelve-month period.

Overall responsibility for administering the Plan rests with the Consolidated Freightways Corporation Administrative Committee (the Committee) which is appointed by the Chief Executive Officer of the Company. The Plan trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

(b) Contributions

Effective February 1, 2001, eligible new-hire full-time employees must make an election not to participate in the Plan; otherwise they are automatically enrolled in the Plan with a deferral of 3%.

Participants may contribute up to 18% of their compensation, as defined by the Plan and subject to certain Internal Revenue Service (IRS) limitations, up to the maximum allowed by the Code. The Company makes matching contributions equal to 50% of the participant's contribution, but not exceeding 3% of the participant's compensation, as defined. Company contributions are made in cash.

(Continued)

(c) Participant Accounts

The Plan allows participants to select the type of investment fund(s) in which to invest employee contributions and the Company's match. The amount of the Company's matching contribution is based upon a percentage of participant contributions as described above. Net earnings of the individual investment funds are allocated to each participant's account based upon the value of the participant's fund balance in relation to the Plan's total fund balance. The benefit to which a participant is entitled is the vested balance of the participant's account.

(d) Vesting

Participants are fully vested at all times in all employee contributions made to the Plan plus net earnings thereon. Vesting of the employer matching contribution is based upon a graded schedule over a period of six years. Employees of FirstAir were given vesting credit for prior service.

(e) Forfeitures

Forfeitures are used to reduce future matching contributions or to pay administrative expenses.

(f) Participant Loans

The Plan has a loan provision allowing participants access to funds in their accounts. Participants can have up to three loans outstanding at one time. Loans can be no less than $1,000 and in aggregate cannot exceed the lesser of the participant's elective contributions and related earnings, 45% of the employee's vested account balance or $50,000, reduced by the highest aggregate loan balance within the preceding 12 months. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a reasonable rate determined by the Committee. No loans are outstanding as of December 31, 2001 and 2000.

(g) Terminations and Withdrawals

Participants and their beneficiaries can receive a total distribution from their accounts upon death, disability, or termination of employment. A participant can elect to have his/her account distributed in (a) a single lump sum, (b) a series of substantially equal annual installments, or (c) a direct rollover into an eligible retirement plan. Participants over the age of 59½ may withdraw amounts attributable to elective and matching contributions, rollovers, and related earnings before termination of employment. Distributions will be made in cash except that the participants' accounts invested in the Company's common stock can, at the direction of the participant, be paid in shares.

(h) Plan Termination

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the board of directors. In the event that the Plan is terminated, the accounts of all affected participants small remain fully vested and nonforfeitable. Upon termination of the Plan, the net assets shall be transferred to a successor defined contribution plan or other qualified plan, or be distributed to each participant in proportion to the amount credited to his or her account.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b) Valuation of Investments

The investments in T. Rowe Price registered investment companies and common and collective trust funds in the accompanying financial statements are stated at fair value. Fair value for shares in the registered investment companies is determined by quoted market price which represents the net asset value of shares held by the Plan. Shares of common and collective trust funds are valued at the net asset value per share, which approximates the fair value. Corporate stock is valued at its quoted market price.

The Plan invests in a variety of assets. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(c) Income Recognition

The difference in fair value from one period to the next is included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits. The net depreciation in fair value of investments also includes realized gains and losses on sales of investments during the year.

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of investments are recorded on a trade date basis.

(d) Operating Expenses

The Company may elect to pay any and all administrative fees or expenses of the Plan. During 2001, all administrative expenses and fees of the Plan were paid by the Company.

(e) Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f) Estimates

Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

(Continued)

CF AIRFREIGHT SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3) Investments

Investments depreciated in value during the year ended December 31, 2001 as follows:

Shares in registered investment companies	$	(82,650)
Common and collective trust funds		(9,436)
Corporate stock		(3,974)
	$	(96,060)

The following investments exceeded 5% of net assets at December 31, 2001 and 2000:

		2001		2000
T. Rowe Price Growth Stock Fund	$	260,436	$	109,106
T. Rowe Price Science and Technology Fund		135,609		113,928
T. Rowe Price Equity Income Fund		139,409		9,211
T. Rowe Price Equity Index Trust		62,911		5,195
T. Rowe Price U.S. Treasury Money Market Trust		207,286		2,825
T. Rowe Price Retirement Strategy Trust – Balanced		26,769		63,206
T. Rowe Price Retirement Strategy Trust – Income Plus		2,532		62,005

(4) Income Tax Status

The IRS has determined and informed the Company by letter dated November 2, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since this date. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(5) Related Party Transactions

Certain Plan investments are shares in funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan, and therefore, these investments and investment transactions qualify as party-in-interest transactions.

(6) Subsequent Events

Effective January 1, 2002, the Plan was amended to allow participants to defer up to 30% of their eligible compensation into the Plan, subject to certain IRS limitations.

Effective April 1, 2002, the Company ceased making matching contributions to the Plan.

Schedule I

CF AIRFREIGHT SAVINGS PLAN

EIN 77-0425334
Plan No. 003

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Shares in registered investment companies:		
*T. Rowe Price	International Stock Fund	$ 39,527	$ 36,158
*T. Rowe Price	Growth Stock Fund	293,346	260,436
*T. Rowe Price	Small-Cap Value Fund	34,864	37,028
*T. Rowe Price	Science and Technology Fund	200,615	135,609
*T. Rowe Price	Equity Income Fund	145,823	139,409
	Common and collective trust funds:		
*T. Rowe Price	Equity Index Trust	64,996	62,911
*T. Rowe Price	Bond Index Trust	29,457	31,055
*T. Rowe Price	U.S. Treasury Money Market Trust	207,286	207,286
*T. Rowe Price	Retirement Strategy Trust – Balanced	26,754	26,769
*T. Rowe Price	Retirement Strategy Trust – Income Plus	2,514	2,532
*T. Rowe Price	Retirement Strategy Trust – Conservative Growth	3,707	3,713
	Corporate Stock:		
*Consolidated Freightways Corporation	Common stock	16,033	11,538
			$ 954,444

*Represents a party-in-interest as of December 31, 2001

Note: Cost is calculated using the moving average method.

See accompanying independent auditors' report.



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Consent of Independent Public Accountants

The Board of Directors
Consolidated Freightways Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-16851, 333-16835, 333-25167. 333-95859, 333-85775, 333-95861, 333-42456, 333-87892, 333-86716 and 333-86718) on Forms S-8 of Consolidated Freightways Corporation of our report dated June 24, 2002, with respect to the statement of net assets available for plan benefits of the CF AirFreight Savings Plan as of December 31, 2001, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, and the related supplemental schedule of assets held at end of year as of December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the CF AirFreight Savings Plan.

KPMG LLP

Portland, Oregon
July 12, 2002

